FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 28, 2004

Commission File Number:   001-10306

The Royal Bank of Scotland Group plc
(Translation of registrant’s name into English)

42 St. Andrew Square
Edinburgh EH2 2YE
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K shall be deemed incorporated by reference into the Registration Statement on Form F-3 (No. 333-100661) filed with the Commission on October 18, 2002, and to be a part thereof from the date on which it was filed, to the extent not superseded by any document or report subsequently filed or furnished.

The Royal Bank of Scotland Group plc

TABLE OF CONTENTS

Item

1.	Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 4.3 to Amendment No. 2 to the Registrant’s Form F-3 (File No. 333-100661).

2.	Form of share warrant representing Series L Category II Non-cumulative Dollar Preference Shares in bearer form.

3.	Form of American Depositary Receipt, Series L, evidencing American Depositary Shares, Series L, representing Non-cumulative Dollar Preference Shares, Series L.

4.	Resolutions of the Board of Directors of the Registrant or an authorized Committee thereof effecting the exchange of the Registrant’s $850,000,000 5.75% Exchangeable Capital Securities, Series B into 34,000,000 Category II Non-cumulative Dollar Preference Shares, Series L, and establishing the rights, preferences, limitations and restrictions thereof.

Item 2

No. 1

The Royal Bank of Scotland Group plc
(Incorporated with limited liability in Scotland: Registered No. 45551)

Issue of 34,000,000 Series L Category II Non-cumulative
Dollar Preference Shares of U.S.$0.01 each

SHARE WARRANT

     The issue of the above-captioned series of Category II Non-cumulative Dollar Preference Shares (the “Series L Preference Shares”) of The Royal Bank of Scotland Group plc (the “Company”) was authorised by resolutions of the members of the Company passed on 29th April 2004, by resolution of the Board of Directors of the Company passed on 19th February 2003 and by resolutions of a duly constituted committee of the Board of Directors of the Company passed on 16th and 23rd June 2003, 16th August 2004 and 30th September 2004.

     THIS IS TO CERTIFY that the bearer hereof is entitled to 34,000,000 (thirty-four million) fully paid Series L Preference Shares of the Company.

     Dividends on the Series L Preference Shares are payable quarterly in arrear on 31st March, 30th June, 30th September and 31st December of each year, commencing on 31st December 2004, at the rate and subject as mentioned in the Terms and Conditions endorsed hereon.

     Payment of any dividend declared and due on the Series L Preference Shares represented by this Share Warrant shall be made at the direction of the bearer of this Share Warrant by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be made against presentation of this Share Warrant to The Royal Bank of Scotland plc, 280 Bishopsgate, London EC2M 4RB and otherwise in accordance with the Terms and Conditions endorsed hereon. Details of such payment shall be endorsed by or on behalf of the Company on the Schedule hereto.

     Payments in respect of the amount due on redemption of any of the Series L Preference Shares represented by this Share Warrant shall be made in accordance with the Terms and Conditions endorsed hereon.

     Title to this Share Warrant will pass by delivery. The bearer of this Share Warrant shall (to the fullest extent permitted by applicable law) by deemed by the Company to be, and shall be treated by the Company as, the holder and absolute owner of the Series L Preference Shares represented by this Share Warrant for the purpose of receiving payment in respect hereof and for all other purposes notwithstanding any notice of ownership or writing or any notice of previous loss or theft thereof or of any trust or other interest therein and whether or not any payment in respect hereof shall be overdue.

     Upon surrender to The Royal Bank of Scotland plc, 280 Bishopsgate, London EC2M 4RB this Share Warrant may be exchanged in whole of in part for (a) one or more certificate(s) representing Series L Preference Shares in registered form (“Certificates”) representing Series L Preference Shares in aggregate equal to the number of Series L Preference Shares represented by this Share Warrant or (b) one or more Certificates and a replacement Share Warrant together representing Series L Preference Shares, in registered or bearer form as applicable, in aggregate equal to the number of Series L Preference Shares represented by this Share Warrant, in each case subject to, and in accordance with, the Memorandum and Articles of Association of the Company and the Terms and Conditions endorsed hereon.

     Upon any exchange of the whole or any part of this Share Warrant for Certificates and/or a replacement Share Warrant, this Share Warrant shall be cancelled and destroyed and cease to be valid for any purpose.

     The Series L Preference Shares are in all respects subject to the provisions of the Memorandum and Articles of Association of the Company and the Terms and Conditions endorsed hereon.

     GIVEN under the Common Seal of the Company.

Director

Director/Secretary

Dated as of 30 September 2004.

Issued in Edinburgh

TERMS AND CONDITIONS

     The terms of, and the rights and limitations attaching to, the Series L Preference Shares are contained in the Articles of Association of the Company (as amended) (the “Articles’’) and in resolutions of a duly authorised Committee of the Board of Directors of The Royal Bank of Scotland Group plc (the “Company’’) passed on 16th June 2003 (together the “Terms of Issue’’). Copies of the Terms of Issue are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and the principal London office of The Royal Bank of Scotland plc. The statements set out in these Terms and Conditions include certain of, and are subject to the detailed provisions of, the Articles and the Terms of Issue. The holder of a Warrant representing the Series L Preference Shares will be entitled to the benefit of, be bound by and be deemed to have notice of, all the provisions of the Articles and the Terms of Issue.

     (1) The series of Category II Non-cumulative Dollar Preference Shares shall be identified as the “Series L Non-cumulative Dollar Preference Shares’’ (the “Series L Preference Shares’’) and shall form a separate series from the 7,000,000 Series D Category II Non-cumulative Dollar Preference Shares issued on 13th September 1995 (the “Series D Preference Shares’’), the 8,000,000 Series E Category II Non-cumulative Dollar Preference Shares issued on 16th October 1996 (the “Series E Preference Shares’’), the 8,000,000 Series F Category II Non-cumulative Dollar Preference Shares issued on 26th March 1997 (the “Series F Preference Shares’’), the 10,000,000 Series G Category II Non-cumulative Dollar Preference Shares issued on 12th February 1998 (the “Series G Preference Shares’’), the 12,000,000 Series H Category II Non-cumulative Dollar Preference Shares issued on 8th February 1999 (the “Series H Preference Shares’’), the 12,000,000 Series I Category II Non-cumulative Dollar Preference Shares issued on 30th July 1999 (the “Series I Preference Shares’’), the 9,000,000 Series J Category II Non-cumulative Dollar Preference Shares issued on 30th September 1999 (the “Series J Preference Shares’’), the 16,000,000 Series K Category II Non-cumulative Dollar Preference Shares issued on 12th June 2001 (the “Series K Preference Shares”), the 37,000,000 Series M Category II Non-cumulative Dollar Preference issued on 26th August 2004 (the “Series M Preferencce Shares”) and the 8,000,000 Category II Non-cumulative Dollar Preference Shares which may be issued by the Company in exchange, in whole or in part, for the Company’s 8,000,000 Exchangeable Capital Securities, Series A (the “Exchange Preference Shares’’). The Exchange Preference Shares issued on each exchange of Exchangeable Capital Securities, Series A will constitute a separate series of Category II Non-cumulative Dollar Preference Shares.

     (2) Each Series L Preference Share shall confer the following rights as to participation in the profits and assets of the Company, receipt of notices, attendance and voting at meetings and redemption.

(a)	Income

The right (subject to the provisions of paragraph (b) below) to a non-cumulative preferential dividend at an annual rate of US$1.4375 for each Series L Preference Share held, payable in cash in U.S. dollars. The dividend will be payable quarterly in arrear on 31st March, 30th June, 30th September and 31st December of each year (each a “dividend payment date’’) to holders of Series L Preference Shares on a record date 15 days prior to a dividend payment date in respect of the three month period ending on such date (each a “dividend period’’) commencing with a payment on, and to the holders on a record date 15 days prior to, 31st December 2004 in respect of the initial period from 30th September 2004. Dividends shall be paid on the Series L Preference Shares in priority to the payment of dividends on the Ordinary Shares. The Series L Preference Shares shall rank for dividend after the Cumulative Preference Shares, pari passu with the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and all other New Preference Shares expressed to rank pari passu therewith as regards participation in profits and otherwise in priority to any other share capital in the Company.

(b)	Further provisions as to income:

All or any of the following provisions shall apply in relation to the Series L Preference Shares:

(i)	if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Series L Preference Shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on such date on any Cumulative Preference Share, then each such dividend shall be declared and paid in full;

(ii)	if, in the opinion of the Directors, the distributable profits of the Company are sufficient to cover the payment in full of dividends on the Series L Preference Shares on any dividend payment date and also the payment in full of all other dividends stated to be payable on such date on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits, after payment in full, or the setting aside of a sum to cover the payment in full, of all dividends stated to be payable on such date on or before such date on any Cumulative Preference Share, then dividends shall be declared by the Directors pro rata for the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series L Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and such other New Preference Shares to the extent of the available distributable profits (if any) to the intent that the amount of dividend declared per share on each such Series D Preference Share, Series E Preference Share, Series F Preference Share, Series G Preference Share, Series H Preference Share, Series I Preference Share, Series J Preference Share, Series K Preference Share, Series L Preference Share, Series M Preference Share, Exchange Preference Share of any series and other New Preference Share will bear to each other the same ratio as the dividends accrued per share on each such Series D Preference Share, Series E Preference Share, Series F Preference Share, Series G Preference Share, Series H Preference Share, Series I Preference Share, Series J Preference Share, Series K Preference Share, Series L Preference Share, Series M Preference Share, Exchange Preference Share of any series and other New Preference Share bear to each other. If it shall subsequently appear that any such dividend which has been paid should not, in accordance with the provisions of this sub-paragraph (ii), have been so paid, then provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(iii)	if, in the opinion of the Directors, the payment of any dividend on any Series L Preference Share would breach or cause a breach of the Financial Services Authority’s capital adequacy requirements applicable to the Company and/or any of its subsidiaries, then no amount of such dividend shall be declared or paid;

(iv)	subject to sub-paragraph (v) below, the Series L Preference Shares shall carry no further right to participate in the profits of the Company and if and to the extent that any dividend or part thereof is on any occasion not paid for the reasons described in sub-paragraph (ii) or (iii) above, the holders of such shares shall have no claim in respect of such non-payment;

(v)	if any dividend or part thereof on any Series L Preference Share is not payable for the reasons specified in sub-paragraph (ii) or (iii) above and if they so resolve, the Directors may, subject to the Companies Act 1985, the Companies Act 1989 and every other Act in force concerning companies and affecting the Company (“the Statutes”), pay a special non-cumulative preferential dividend on the Series L Preference Shares at a rate not exceeding one (1) U.S. cent per share (but so that preference elsewhere herein to any dividend payable on any Series L Preference Share shall not be treated as including a reference to any such special dividend);

(vi)	if any date on which dividends are payable on Series L Preference Shares is not a day on which banks in London and the City of New York are open for business, and on which foreign exchange dealings may be conducted in such cities (“a Dollar Business Day”), then payment of the dividend payable on such date will be made on the succeeding Dollar Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Dollar Business Day;

(vii)	the amount of dividend payable in respect of any period shorter than a full dividend period will be calculated on the basis of 12 30-day months, a 360-day year and the actual number of days elapsed in such period;

(viii)	(if any dividend stated to be payable on the Series L Preference Shares on the most recent dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, no dividends may be declared on any other share capital of the Company (other than the Cumulative Preference Shares), and no sum may be set aside for the payment thereof, unless on the date of declaration relative to any such payment, an amount equal to the dividend stated to be payable on the Series L Preference Shares in respect of the then current dividend period is set aside for the payment in full of such dividend on the dividend payment date relating to the then current dividend period; and

(ix)	if any dividend stated to be payable on the Series L Preference Shares on any dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, the Company may not redeem or purchase or otherwise acquire for any consideration any other share capital of the Company, and may not set aside any sum nor establish any sinking fund for the redemption or purchase or other such acquisition thereof, until such time as dividends stated to be payable on the Series L Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

     By virtue of (i) Article 4(D)(2)(b)(viii) and (ix) of the Articles forming part of the terms of issue of the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and any further Category II Non-cumulative Dollar Preference Shares (subject to the Directors determining that such provisions shall apply prior to the allotment of the Category II Non-cumulative Dollar Preference Shares), and (ii) the corresponding provisions of the Articles relating to any other New Preference Shares (but subject to the Directors determining that such corresponding provisions shall apply prior to allotment of the New Preference Shares), if any dividend stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares on any dividend payment date has not been declared and paid in full, or if a sum has not been set aside to provide for such payment in full, (a) no dividends may be declared or paid on the Series L Preference Shares and no sum may be set aside for payment thereof, unless on the date of declaration relative to any such payment, an amount equal to the dividend stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares in respect of the then current dividend period is set aside for the payment in full of such dividend on the dividend payment date relating to the then current dividend period; and (b) the Company may not redeem or purchase or otherwise acquire for any consideration any Series L Preference Shares, and may not set aside any sum nor establish any sinking fund for the redemption or purchase or other such acquisition thereof, until such time as dividends stated to be payable on the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series, such further Category II Non-cumulative Dollar Preference Shares or the other New Preference Shares in respect of successive dividend periods together aggregating no less than 12 months shall thereafter have been declared and paid in full.

(c)	Capital

     The right on a winding-up or liquidation, voluntary or otherwise, other than a redemption or purchase by the Company of any shares of any class, to receive in U.S. dollars out of the surplus assets of the Company available for distribution amongst the members:

(i)	after payment of the arrears (if any) of the fixed cumulative preferential dividends stated to be payable on the Cumulative Preference Shares to the holders thereof in accordance with the Articles, pari passu with the holders of the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in profits and in priority to the holders of the Ordinary Shares of the Company, a sum equal to:

(A)	the amount of any dividend which is due for payment after the date of commencement of the winding-up or liquidation but which is payable in respect of a period ending on or before such date; and

(B)	any further amount of dividend payable in respect of the period from the preceding dividend payment date to the date of payment in accordance with this sub-paragraph (i);

but only to the extent that any such amount or further amount was, or would have been, payable as a dividend in accordance with or pursuant to the Terms of Issue (other than pursuant to this provision); and

(ii)	subject thereto, pari passu with the holders of the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in surplus assets in priority to the holders of the Ordinary Shares of the Company, a sum equal to the amount paid up or credited as paid up on the Series L Preference Shares (including any premium paid to the Company in respect thereof on issue).

     If upon any such winding-up or liquidation, the amounts available for payment are insufficient to cover the amounts payable in full on the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series L Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and any other New Preference Shares expressed to rank pari passu therewith as regards participation in surplus assets, then the holders of the Cumulative Preference Shares, the Series D Preference Shares, the Series E Preference Shares, the Series F Preference Shares, the Series G Preference Shares, the Series H Preference Shares, the Series I Preference Shares, the Series J Preference Shares, the Series K Preference Shares, the Series L Preference Shares, the Series M Preference Shares, the Exchange Preference Shares of any series and such other New Preference Shares will share rateably in the distribution of surplus assets (if any) in proportion to the full respective preferential amounts to which they are entitled. No Series L Preference Share shall confer any right to participate in the surplus assets of the Company other than that set out above. To the extent that the holders of Series L Preference Shares are entitled to any recovery with respect to the Series L Preference Shares in any winding-up or liquidation of the Company, such holders might not be entitled in such proceedings to a recovery in U.S. dollars and might be entitled only to a recovery in pounds sterling.

(d)	Receipt of Notices

     The right to have sent to the holder of each Series L Preference Share (at the same time as the same are sent to the holders of Ordinary Shares) a copy of the Company’s Annual Report and Accounts and Interim FInancial Statement together with notice of any General Meeting of the Company at which such holder is entitled to attend and vote.

(e)	Attendance and Voting at Meetings

     The right to attend at a General Meeting of the Company and to speak to or vote upon any resolution proposed thereat:

(i)	in respect of a resolution which is to be proposed at the General Meeting either varying or abrogating any of the rights attached to the Series L Preference Shares or proposing the winding-up of the Company (and then in each such case only to speak to and vote upon any such resolution); and

(ii)	in the case of a General Meeting held at any time when the dividend stated to be payable on the Series L Preference Shares in respect of the three most recent dividend periods has not been declared and paid in full, and such right shall continue until dividends have thereafter been declared and paid in full in respect of three successive dividend periods, but not otherwise, together with the right in accordance with the Statutes to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in sub-paragraph (ii) above. Whenever holders of Series L Preference Shares are so entitled to vote on a resolution, on a show of hands, every such holder who is present in person shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one (1) vote for each Series L Preference Share held by such holder, subject to adjustment as hereinafter stated. Such adjustments as the Directors consider necessary to the number of votes to which each Series L Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect (i) any capitalisation issue, consolidation, sub-division or reclassification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and (ii) issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the business day preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from the London Stock Exchange Daily Official List for such preceding business day (subject to the exceptions listed below), in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Series L Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same but no higher after than it was before any such event. The exceptions referred to above are (a) rights issues at a discount of no more than 10 per cent. of such market value of the Ordinary Shares, (b) any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent. of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary, (c) issues or grants under the Company’s Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings-related Share Option Scheme or any additional or successive or substitute schemes and (d) issues pursuant to the provisions of Article 143 of the Articles.

(f)	Redemption

     The Series L Preference Shares shall, subject to the provisions of the Statutes, be redeemable at the option of the Company in accordance with the following provisions:

(A)	the Company may redeem on any Redemption Date (as hereinafter defined) all or some only of the Series L Preference Shares by giving to the holders of the Series L Preference Shares to be redeemed not less than 30 days’, nor more than 60 days’, prior notice in writing (a “Notice of Redemption”) of the relevant Redemption Date. “Redemption Date” means, in relation to any Series L Preference Share, any date which falls no earlier than 1st October 2009.

(B)	there shall be paid on each Series L Preference Share so redeemed, in U.S. dollars, the aggregate of the nominal amount thereof together with any premium paid on issue and together with arrears (if any) of dividends thereon (whether earned or declared or not) in respect of the period from the dividend payment date last preceding the Redemption Date to the Redemption Date. No Relevant Redemption Premium (as set out in the Articles) shall be payable on redemption of the Series L Preference Shares;

(C)	in the case of a redemption of some only of the Series L Preference Shares, the Company shall for the purpose of determining the particular Series L Preference Shares to be redeemed cause a drawing to be made at the registered office of the Company for the time being or such other place as the Directors may approve in the presence of the Auditors for the time being of the Company;

(D)	any Notice of Redemption given under sub-paragraph (A) above shall specify the applicable Redemption Date, the particular Series L Preference Shares to be redeemed and the redemption price (specifying the amount of the accrued and unpaid dividend per share to be included therein and stating that the dividends on the Series L Preference Shares to be redeemed will cease to accrue on redemption), and shall state the place or places at which documents of title in respect of such Series L Preference Shares are to be presented and surrendered for redemption and payment of the redemption monies is to be effected. Upon such Redemption Date, the Company shall redeem the particular Series L Preference Shares to be redeemed on that date subject to the provisions of this paragraph and of the Statutes. No defect in the Notice of Redemption or in the giving thereof shall affect the validity of the redemption proceedings;

(E)	the provisions described in this and the following sub-paragraphs shall have effect in relation to Series L Preference Shares for the time being issued and registered in the Register of Members (“Registered Shares”) and represented by certificates (“Certificates”) and in relation to Series L Preference Shares which, in accordance with the Articles, are for the time being issued and represented by a Warrant (“Bearer Shares”). Payments in respect of the amount due on redemption of a Registered Share shall be made by U.S. dollar cheque drawn on a bank in London or in the City of New York or upon the request of the holder or joint holders not later than the date specified for the purpose in the Notice of Redemption by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be against presentation and surrender of the relative Certificate at the place or one of the places specified in the Notice of Redemption and if any Certificate so surrendered includes any Series L Preference Shares not to be redeemed on the relevant Redemption Date the Company shall within 14 days thereafter issue to the holder, free of charge, a fresh Certificate in respect of such Series L Preference Shares. Payment in respect of the amount due on redemption of a Bearer Share shall be made by dollar cheque drawn on a bank in London or in the City of New York upon the request of the holder not later than the date specified for the purpose in the Notice of Redemption by transfer to a U.S. dollar account maintained by the payee with a bank in London or in the City of New York. Such payment will be made against presentation and surrender of the Warrant and all unmatured dividend coupons and talons (if any) at the place or one of the places specified in the Notice of Redemption. Upon the relevant Redemption Date all unmatured dividend coupons and any talon for additional dividend coupons appertaining thereto (whether or not returned) shall become void and no payment will be made in respect thereof. If the Warrant so surrendered represents any Series L Preference Shares not to be redeemed on the relevant Redemption Date the Company shall issue, free of charge, a fresh Warrant representing such Bearer Shares which are not to be redeemed on such Redemption Date. All payments in respect of redemption monies will in all respects be subject to any applicable fiscal or other laws;

(F)	as from the relevant Redemption Date the dividend on any Series L Preference Share due for redemption shall cease to accrue except on any such Series L Preference Share in respect of which, upon the due surrender of the Certificate or, as the case may be, the Warrant and all unmatured dividend coupons and talons (if any) in respect thereof, as described in sub-paragraph (E) above, payment of the redemption monies due on such Redemption Date shall be improperly withheld or refused, in which case such dividend, at the rate then applicable, shall be deemed to have continued and shall accordingly continue to accrue from the relevant Redemption Date to the dat e of payment of such redemption monies. Such Series L Preference Share shall not be treated as having been redeemed until the redemption monies in question together with the accrued dividend thereon shall have been paid;

(G)	if the due date for the payment of the redemption monies on any Series L Preference Share is not a Dollar Business Day then payment of such monies will be made on the next succeeding day which is a Dollar Business Day and without any interest or other payment in respect of such delay unless such day shall fall within the next calendar month whereupon such payment will be made on the preceding Dollar Business Day; and

(H)	the receipt of the holder for the time being of any Registered Share (or in the case of joint holders the receipt of any one of them) and the receipt of the person delivering any Warrant to the place or one of the places specified as described in sub-paragraph (D) above in respect of the monies payable on redemption on such Registered Share or, as the case may be, such Bearer Share, shall constitute an absolute discharge to the Company.

(g)	Purchase

     Subject to the provisions of the Statutes and any other applicable laws, the Company may at any time and from time to time purchase any Series L Preference Shares upon such terms as the Directors shall determine provided that (in the case of Series L Preference Shares which are listed on the London Stock Exchange) the purchase price, exclusive of expenses and accrued dividends, shall not exceed (i) in the case of a purchase in the open market, or by tender (which shall be available alike to all holders of the Series L Preference Shares), the average of the closing middle market quotations of such Series L Preference Shares on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the last 10 dealing days preceding the date of purchase of or (if higher), in the case of a purchase in the open market only, the market price on the date of purchase provided that such market price is not more than 105 per cent. of such average and (ii) in the case of a purchase by private treaty, 120 per cent. of the closing middle market quotation of such Series L Preference Shares on the London Stock Exchange (as derived from the London Stock Exchange Daily Official List) for the last dealing day preceding the date of purchase; but so that this proviso shall not apply to any purchase of Series L Preference Shares made in the ordinary course of a business of dealing in securities.

(h)	Variation of Rights

(A)	Save with the written consent of the holders of three-quarters in nominal value of, or with the sanction of an Extraordinary Resolution passed at a separate meeting of the holders of the Series L Preference Shares, the Directors shall not authorise or create, or increase the amount of, any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company (other than on a redemption or purchase by the Company of any such shares) in priority to the Series L Preference Shares.

(B)	The special rights attached to the Series L Preference Shares shall be deemed to be varied by the creation or issue of any New Preference Shares or any further shares in the capital of the Company thereafter issued by the Company (“New Shares’’) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Series L Preference Shares if the dividend stated to be payable on the Series L Preference Shares on the dividend payment date immediately preceding such issue shall not have been paid in full but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares ranking as to participation in the profits or assets of the Company in some or all respects pari passu with or after such Series L Preference Shares. Any New Shares ranking in some or all respects pari passu with such Series L Preference Shares may without their creation or issue being deemed to vary the special rights attached to any Series L Preference Shares then in issue either carry rights identical in all respects with such Series L Preference Shares or any of them or carry rights differing therefrom in any respect, including but without prejudice to the generality of the foregoing, in that:

(i)	the rate or means of calculating the dividend may differ and the dividend may be cumulative or non-cumulative;

(ii)	the New Shares or any series thereof may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(iii)	the New Shares may be denominated in sterling or in any foreign currency which for these purposes means any lawful currency other than sterling;

(iv)	a premium may be payable on return of capital or there may be no such premium;

(v)	the New Shares may be redeemable at the option of the holder or of the Company, or may be non-redeemable and if redeemable at the option of the Company, they may be redeemable at different dates and on different terms from those applying to any Series L Preference Shares; and

(vi)	the New Shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company pari passu with or after such Series L Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

     (3) In these Terms and Conditions, capitalised terms used but not defined herein shall, where the context so admits, bear the meaning given to them in the Articles.

SCHEDULE

Payments of dividends on the Series L Preference Shares

The following dividend payments in respect of the Series L Preference Shares represented by this Share Warrant have been made:–

Date Made	Amount of dividend due U.S.$	Amount of dividend paid U.S.$	Notation by or on behalf of the Company

Item 3

AMERICAN DEPOSITARY RECEIPT, SERIES L
evidencing
AMERICAN DEPOSITARY SHARES, SERIES L
representing
NON-CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES L
of
THE ROYAL BANK OF SCOTLAND GROUP plc
(Incorporated under the laws of Great Britain and registered in Scotland)

The Bank of New York, a New York banking corporation, as Depositary (the "Depositary"), hereby certifies that	CUSIP 780097 78 8 SEE REVERSE FOR CERTAIN DEFINITIONS

is the Owner of
American Depositary Shares, Series L (the “American Depositary Shares”),

representing deposited Non-cumulative Dollar Preference Shares, Series L (including evidence of rights to receive such Shares, hereinafter referred to as "Shares") of The Royal Bank of Scotland Group plc, a public limited company incorporated under the laws of Great Britain and registered in Scotland (the "Company"). At the date hereof, each American Depositary Share represents one (1) Share deposited under the Deposit Agreement (as defined below) at the principal London office of The Bank of New York, a New York banking corporation (the "Custodian").
     (1) This American Depositary Receipt is one of the American Depositary Receipts, Series L (the "Receipts") issued and to be issued upon the terms and conditions set forth in the Deposit Agreement dated as of August 17, 1992, as amended and restated as of February 8, 1999, and as further amended and restated as of November 2, 2001 (as amended from time to time, the "Deposit Agreement"), among the Company, the Depositary and all holders and owners from time to time of Receipts of any series issued thereunder, each of whom by holding or owning a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof. The Deposit Agreement sets forth the rights of holders of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect thereof (the "Deposited Securities"). Copies of the Deposit Agreement are on file at the principal offices of the Depositary and the Custodian. The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement as such provisions apply to the Receipts, the Shares and the American Depositary Shares and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities or the meaning or interpretation of any term or provision of any Deposited Security.
     (2) Upon surrender at the Depositary's Office (set forth below) of this Receipt, and upon payment of the fee of the Depositary provided in paragraph (7) of this Receipt, subject to the terms and conditions of the Deposit Agreement, and subject to the limitations set forth in the second to last sentence of Article 3 below, the holder hereof is entitled to delivery, to him or upon his order, of the Deposited Securities then represented by the American Depositary Shares evidenced by this Receipt. Delivery of such Deposited Securities shall be made in registered form only by the delivery of a share certificate or certificates in the name of the holder hereof or as ordered by such holder or by the delivery of certificates properly endorsed (or accompanied by appropriate instruments of transfer). Such delivery will be made without unreasonable delay and, at the option of the holder hereof, either at the office of the Custodian or at the Depositary's Office, provided that the forwarding of share certificates evidencing Deposited Securities for such delivery at the Depositary's Office in The City of New York shall be at the risk and expense of the holder hereof.
     (3) Transfers of this Receipt may be registered on the books of the Depositary by the holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any designated transfer office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided, however, that the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement or at the request of the Company. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or the transfer or withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fees with respect thereto and payment of any applicable fees as provided in paragraph (7) of this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any laws or governmental regulations relating to Receipts or to the withdrawal of Deposited Securities.
The Depositary may refuse to execute and deliver Receipts, register the transfer of any Receipt or make any distribution of, or related to, Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership of Receipts, Deposited Securities or other securities, compliance with all applicable laws and regulations and all applicable provisions of or governing Deposited Securities, or other information as it may deem necessary or proper or as the Company may require by written request to the Depositary or the Custodian. The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer or surrender of Receipts in particular instances may be refused, or the registration of transfer or surrender of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary, or the transfer books of the Company or any Share registrar, are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time, or for any other reason, subject to the following sentence. The surrender of outstanding	Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares which, if sold by the holder thereof in the United States or its territories, would be subject to the registration provisions of the Securities Act of 1933, as amended, unless a registration statement is in effect as to such Shares.
     (4) If any tax or other governmental charge shall become payable with respect to this Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any transfer and withdrawal of Deposited Securities represented by this Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the holder hereof any part or all of the other Deposited Securities represented hereby, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the holder hereof remaining liable for any deficiency.
     (5) Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights and that the person making such deposit is duly authorized so to do. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts therefor.
     (6) Notwithstanding any other provision of the Deposit Agreement and without prejudice to any disclosure obligations which may from time to time apply in respect of the Shares contained in the Companies Act 1985 and any other applicable law or which may be contained in the Memorandum and Articles of Association of the Company and the remedies of the Company for non-compliance therewith, each holder agrees to comply with requests from the Company or the Depositary which are made under relevant legislation to provide information, inter alia, as to the capacity in which such holder owns Receipts and regarding the identity of any other person having an interest in such Receipts and the nature of such interest and shall forfeit the right to direct the voting of Shares as to which compliance is not made, all as if such Receipts were to the extent practicable the Shares represented thereby, and the Depositary agrees to use its reasonable efforts to comply with any instructions received from the Company requesting that the Depositary take the reasonable actions specified therein to obtain such information.
     (7) The Depositary will charge the party to whom Receipts are delivered against deposits (with the exception of the initial deposit of Shares), and the party surrendering Receipts for delivery of Deposited Securities, $5 for each 100 American Depositary Shares (or portion thereof) evidenced by the Receipts issued or surrendered. The Company will pay all other charges and expenses of the Depositary and those of any Receipt registrar, with the exception of (i) taxes and other governmental charges, (ii) stock transfer and registration fees on deposits of Shares and withdrawals of Deposited Securities, (iii) such cable, telex and facsimile transmission and delivery charges as are expressly provided in the Deposit Agreement to be at the expense of persons depositing or withdrawing Shares or holders of Receipts, and (iv) such expenses as are incurred or paid by the Depositary in the conversion of foreign currency, if any, into United States dollars (which are reimbursable out of such foreign currency).
     (8) It is a condition of this Receipt, and every successive holder or owner hereof by holding or owning the same consents and agrees, that title to this Receipt (and to the Deposited Securities represented by the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Company and the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary (a "Holder") as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions with respect hereto (including distributions upon the redemption of the Deposited Securities) or to any notice provided for in the Deposit Agreement and for all other purposes.
     (9) This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a registrar for the Receipts shall have been appointed, by the manual signature of a duly authorized officer of such registrar.
(10) The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Deposit Agreement at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Dated:	THE BANK OF NEW YORK,
Countersigned:	as Depositary
THE DEPOSITARY’S CORPORATE TRUST OFFICE ADDRESS IS 101 BARCLAY STREET, NEW YORK, N.Y. 10286	By:
AUTHORIZED SIGNATORY	CHRISTOPHER R. STURDY MANAGING DIRECTOR

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS OF THE DEPOSIT AGREEMENT

     (11) Dividends and Distributions; Rights. Whenever the Depositary shall receive any cash dividend or other cash distribution by the Company in respect of any Deposited Securities (including cash in respect of redemption), if such cash dividend or other cash distribution is received in United States dollars, the Depositary shall distribute the dollars so received, and if such cash dividend or other cash distribution is received in a currency other than United States dollars, the Depositary will, if at the time of receipt thereof such amounts of foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States and subject to the provisions of the Deposit Agreement, convert such dividend or distribution into United States dollars and distribute the amount thus received, in either case to the Holders entitled thereto in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that the amount distributed will be reduced by any amounts required to be withheld by the Company, its agent or the Depositary on account of taxes. If in the judgment of the Depositary amounts received in foreign currency may not be converted on a reasonable basis into United States dollars transferable to the United States, or may not be so convertible for all of the Holders entitled thereto, the Depositary may in its discretion make such conversion, if any, and distribution in United States dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received and not so convertible by the Depositary to, or hold such balance for the account of, the Holders entitled thereto. If in the opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable for the purpose of effecting such distribution, including the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash. If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the Company's approval, and shall if the Company shall so request, distribute to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary may sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds as though such proceeds had been a distribution of cash or other property. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Company shall offer or cause to be offered to the holder of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company and subject to the Memorandum and Articles of Association, the Companies Act 1985 and all applicable legislation and regulations, shall have discretion as to the procedure to be followed in making such rights available to Holders or in disposing of such rights on behalf of Holders; provided, however, that the Depositary will, if requested by the Company, either (a) make such rights available to Holders by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for the account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery of any Receipt or Receipts, or otherwise.
     (12) Redemption. In the event that the Company exercises any right of redemption in respect of Shares, the Depositary will redeem, from the amounts received by it in respect of such redemption, that number of American Depositary Shares which represents the number of Shares so redeemed. Subject to certain provisions of the Deposit Agreement regarding payments or the making of distributions with respect to the Deposited Securities, the redemption price per American Depositary Share to be redeemed will be equal to the per share amount received by the Depositary upon the redemption of the Shares multiplied by the number of Shares (or the fraction of a Share) represented by each such American Depositary Share. If less than all of the outstanding Shares are redeemed, the American Depositary Shares to be redeemed will be selected by lot or redeemed pro rata as may be determined by the Depositary.
     The Company will deliver notice of its exercise of its right of redemption to the Depositary prior to the date fixed for redemption. Promptly after receiving such notice from the Company, the Depositary will mail copies thereof to all Holders of Receipts.
     (13) Record Dates. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Company shall redeem any of the Shares, or whenever the Depositary shall receive notice of any meeting at which holders of Shares or other Deposited Securities shall be entitled to be present or vote, the Depositary will fix a record date for the determination of the Holders who shall be entitled to receive such dividend, distribution, amounts in respect of redemption or rights, or the net proceeds of any sale thereof, or to attend or to give instructions for the exercise of voting rights at any such meeting, subject to the provisions of the Deposit Agreement.
     (14) Voting of Deposited Securities. Upon receipt of notice of any meeting at which holders of Deposited Securities are entitled to vote, the Depositary will mail to the Holders a notice which will contain (a) such information as is contained in such notice of meeting and (b) a statement that the Holders at the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares or other Deposited Securities represented by their respective American Depositary Shares evidenced by such Holders' Receipts, and a brief statement as to the manner in which such instructions may be given. Subject to Article 6 above, upon the written request of a Holder of a Receipt or Receipts on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor insofar as practicable to vote or cause to be voted the number of Shares or other Deposited Securities underlying the American Depositary Shares evidenced by such Receipt or Receipts in accordance with any such nondiscretionary instructions. The Depositary shall not vote Shares or other Deposited Securities underlying a Receipt except in accordance with written instructions from the Holder of such Receipt.
     (15) Changes Affecting Deposited Securities. Upon any change in nominal value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the American Depositary Shares shall thenceforth represent the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts.
        (16) Reports; Inspection of Transfer Books. The Depositary will make available for inspection by Holders at the Depositary's Office and at any other designated transfer offices any reports and communications received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holder or holders of such Deposited Securities by the Company. Upon the written request of the Company, the Depositary will also send to Holders copies of such reports when furnished by the Company as provided in the Deposit Agreement. The Depositary will arrange for the mailing to all Holders of any notice received by it in respect of any meeting at which holders of Deposited Securities are entitled to be present or to vote, or of any reconvening of any such meeting that has been adjourned, or of the taking of any action in respect of any cash or other distribution or any redemption or the offering of any rights in respect of Deposited Securities. The Depositary will keep books for the registration of Receipts and their transfer which at all reasonable times will be open for inspection by the Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.
     (17) Withholding. Notwithstanding any other provision of the Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes to the Holders entitled thereto.
     (18) Liability of the Company and Depositary. Neither the Depositary nor the Company shall incur any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of any country, or of any governmental authority, or by reason of any provision, present or future, of the Memorandum or Articles of Association of the Company or of the Deposited Securities or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Company shall be prevented or forbidden from, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Holders, except to perform such obligations as are specifically set forth in the Deposit Agreement without gross negligence or bad faith. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense and liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith. The Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Company shall indemnify the Depositary and the Custodian against, and hold each of them harmless from, any loss, liability or expense which may arise out of acts performed or omitted in accordance with the provisions of the Deposit Agreement and the Receipts, as the same may be amended from time to time, (i) by the Depositary or the Custodian, except for any liability arising out of the negligence or bad faith of either of them or (ii) by the Company or any of its agents.
     (19) Resignation and Removal of Depositary; Substitution of Custodian. The Depositary may at any time resign as Depositary under the Deposit Agreement with respect to the Receipts by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time appoint one or more substitute custodians and the term "Custodian" shall refer to each substitute.
     (20) Amendment of Deposit Agreement and Receipts. The Receipts and the Deposit Agreement as it applies to the Receipts may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment which shall impose or increase any fees or charges (other than taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder at the time any amendment so becomes effective, if such Holder shall have been given such notice, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder to surrender this Receipt and receive therefor the Deposited Securities represented hereby.
     (21) Termination of Deposit Agreement. The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Holders of all Receipts then outstanding at any time 60 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions (including amounts in respect of any redemption) received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time two years from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held by it under the Deposit Agreement and hold the net proceeds of any such sale and any other cash then held by it under the Deposit Agreement, in an unsegregated account, without liability to any party for interest thereon, for the pro rata benefit of the Holders of theretofore unsurrendered Receipts.

ABBREVIATIONS

          The following abbreviations, when used in the inscription on the face of this Receipt, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	–	as tenants in common	UNIF GIFT MIN ACT -		Custodian
				(Cust)		(Minor)
TEN ENT	–	as tenants by the entireties		under Uniform Gifts to Minors Act

JT TEN	–	as joint tenants with right of survivorship and not as tenants in common
(State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

For Value Received, the undersigned hereby sells, assigns and transfers unto
PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE)

the within American Depositary Receipt and all rights and interests represented thereby, and does hereby irrevocably constitute and appoint attorney to transfer the same on the books of the within named Depositary, with full power of substitution in the premises.

Dated:	Signature:

NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Receipt in every particular, without alteration or enlargement or any change whatever.

If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

All endorsements or assignments of Receipts must be guaranteed by an "eligible guarantor institution" (including, but not limited to, a New York Stock Exchange member firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an office or correspondent in the City of New York) meeting the requirements of the Depositary, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Depositary in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Item 4

MINUTES of Meeting of a Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc held in 42 St Andrew Square, Edinburgh on Friday, 13 June 2003

PRESENT	Mr. F.A. Goodwin, Group Chief Executive Mr. N. C. McLuskie, Chief Executive, Retail Direct

IN ATTENDANCE	Mr H Campbell, Deputy Secretary

ISSUE OF UP TO US$1,000 MILLION EXCHANGEABLE CAPITAL SECURITIES, SERIES B (IN-PRINCIPLE APPROVAL)	The Committee had been appointed at the Board meeting held on 19 February 2003 as a Committee of the Board of Directors to approve, inter alia, the terms of issue by the Company of preference shares, capital securities or loan capital up to £10 billion (or a foreign currency equivalent thereof).

The Deputy Secretary explained that, following discussions with representatives from Citigroup Global Markets Inc., it was proposed that an issue of up to US$1,000 million Exchangeable Capital Securities of US$25 principal amount each (the "Capital Securities") exchangeable into Category II Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company (the "Dollar Preference Shares") at a subscription price of US$25 per Dollar Preference Share be made by the Company. The Capital Securities would have no maturity date but the Company could redeem all such securities at par after the fifth anniversary of such issue. The Capital Securities would be issued on a subordinated basis and would be exchangeable at any time, at the option of the Company, into Dollar Preference Shares.

The Deputy Secretary explained the basis upon which the following principal proposals were being submitted for the Committee's approval:-

	(I)	the prospectus supplement (the "Prospectus Supplement"), supplemental to the base prospectus (the "Prospectus") forming part of the Form F-3 shelf registration statement approved for filing with the United States Securities and Exchange Commission (the "SEC") by a Committee of the Board on 17 October 2002, filed with the SEC on 18 October 2002, amended by Amendment No 1 on 19 December 2002 and declared effective by the SEC on 22 January 2003 (the "Shelf Registration

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Statement") for the offer and sale, among other securities, of the Capital Securities and the Dollar Preference Shares; and

(II)	the issue of the Capital Securities to raise up to US$1,000 million.

The Deputy Secretary confirmed that the UK Financial Services Authority (the "FSA") had been notified of the issue of Capital Securities and the FSA had confirmed, subject to certain conditions, the regulatory treatment of the Capital Securities as Upper Tier 2 capital.

Proposed Issue of the Securities

It was noted that it was proposed to offer and sell the Capital Securities with the SEC for offer and sale in the United States of America in order to raise up to US$1,000 million by means of the issue of the Capital Securities exchangeable into Dollar Preference Shares (such Dollar Preference Shares to be represented by American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs")).

Such funds were to be raised in the name of the Company. The Capital Securities and, upon notice of issuance, the related ADSs were to be listed on The New York Stock Exchange (the "NYSE") and marketing of the Capital Securities was to be carried out in the United States through underwriters to be appointed by the Company.

To issue the Capital Securities, it would be necessary to file the Prospectus Supplement with the SEC.

Accordingly, after due consideration, IT WAS RESOLVED:-

(1)	THAT the Committee of the Board of Directors of the Company considers it desirable and in the best interests of the Company that the Company raise up to US$1,000 million by the issue of the Capital Securities to be offered and sold in the United States and, to this end, the Committee of the Board of Directors hereby authorises, in principle:

(a)	the issuance of the Capital Securities to be issued and sold by the Company to a group of underwriters to be appointed by the Company (the "Underwriters"); and

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(b) the listing of the Capital Securities and, upon notice of issuance, the ADSs representing the Dollar Preference Shares on the NYSE.

(2)	THAT any Director, the Secretary, the Deputy Secretary, any Assistant Secretary or attorney-in-fact of the Company be, and each of them hereby is, authorised to cause the Prospectus Supplement to be filed with the SEC.

(3)	THAT any Director, the Secretary, the Deputy Secretary, any Assistant Secretary or attorney-in-fact of the Company be, and each of them hereby is, authorised to prepare, execute and file with the NYSE a listing application (in both preliminary and final form) for the purpose of listing the Capital Securities and the related ADSs on the NYSE, and to execute and deliver in the name and on behalf of the Company a Listing Agreement with the NYSE and such other agreements, certificates and instruments as the Director, the Secretary, the Deputy Secretary any Assistant Secretary or attorney-in-fact so acting shall approve for the purpose of the listing of the Capital Securities and, upon notice of issuance, the related ADSs on the NYSE, such approval being conclusively evidenced by the execution and delivery thereof.

(4)	THAT any Director, the Secretary, the Deputy Secretary, any Assistant Secretary or attorney-in-fact of the Company be, and each of them hereby is, authorised and directed in the name and on behalf of the Company to take any and all action which they may deem necessary or advisable in order to effect the registration or qualification of part or all of the Capital Securities of the Company for offer and sale under the securities or Blue Sky laws of any of the states of the United States of America, and in connection therewith to execute, acknowledge, verify, deliver, file and publish all such applications, reports, issuer's covenants, resolutions and other papers and instruments as may be required under such laws, and to take any and all further action which the Director, the Secretary, the Deputy Secretary, the Assistant Secretary or attorney-in-fact so acting may deem necessary or advisable in order to maintain any such registration or qualification for as long as the Director, the Secretary, the Deputy Secretary, the Assistant Secretary or attorney-in-fact so acting deem to be in the best interests of the Company; and

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(5) THAT any Director, the Secretary, the Deputy Secretary, any Assistant Secretary or attorney-in-fact of the Company be and they hereby are authorised and directed in the name and on behalf of the Company to execute and file irrevocable written consents on the part of the Company to be sued in such states of the United States of America wherein such consents to service of process may be requisite under the securities laws thereof in connection with the said registration or qualification of the Capital Securities.

The Committee also reviewed the final draft of a Company Announcement in connection with the proposed issue of the Capital Securities which had been circulated by the Deputy Secretary.

There being no further business, the Chairman declared the meeting closed.

Certified a true extract

/s/ Hew Campbell
Hew Campbell
Deputy Secretary

MINUTES of Meeting of a Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc held in 42 St Andrew Square, Edinburgh on Monday, 16 June 2003

PRESENT	Mr F I Watt, Group Finance Director - in the Chair Mr N C McLuskie, Chief Executive, Retail Direct:

IN ATTENDANCE	Mr H Campbell, Deputy Secretary

US$850 MILLION EXCHANGEABLE CAPITAL SECURITIES SERIES B (TERMS OF ISSUE)

The Chairman explained that the Committee had been constituted and the appropriate powers conferred upon it by resolution of a meeting of the Board of Directors held on 19 February 2003.

It was recalled that, at a meeting of the Committee held on 13 June 2003, it was proposed that an issue of up to US$1,000 million Exchangeable Capital Securities of US$25 principal amount each (the "Capital Securities") exchangeable into Category II Non-cumulative Preference Shares of US$0.01 each in the capital of the Company (the "Dollar Preference Shares") at a subscription price of US$25 per Dollar Preference Share be made by the Company.

It was reported that preliminary application for the listing of the Capital Securities and the American Depositary Shares, representing the Dollar Preference Shares, was due to be made to the New York Stock Exchange on 17 June 2003 and that authorisation for listing is expected to be granted on or about 23 June 2003.

APPROVAL OF UNDERWRITING AGREEMENT

There was tabled an engrossment of an Undewriting Agreement between the Company and Citigroup Global Markets Inc. (the "Representative") on behialf of the Underwriters therein mentioned.

The terms of the Underwriting Agreement were carefully considered and IT WAS RESOLVED THAT such terms be and they are hereby agreed AND THAT the Underwriting Agreement in the form tabled be executed by any Director or by the Secretary or the Deputy Secretary or any Assistant Secretary of the Company and delivered by the Company to the other parties thereto. The list of Underwriters in Schedule A to the Underwriting Agreement was also approved.

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IT WAS RESOLVED THAT CT Corporation System be and hereby is appointed as Agent of the Company to accept service of any and all legal process, summons, notices and documents in respect of any action, suit or proceeding brought in any United States or State Court in respect of the Underwriting Agreement.

TERMS OF ISSUE AND PRICING TERMS	IT WAS RESOLVED THAT the terms of issue to be applied by the Directors to the Capital Securities and the Dollar Preference Shares should be as follows:-
	(1)	the Capital Securities shall form a separate class of capital securities from any other capital securities that may be issued by the Company;

	(2)	the holders of the Capital Securities shall be entitled (subject to the terms of this Resolution) to interest on each Capital Security at a rate of 5.75 per cent per annum payable in cash in US Dollars quarterly in arrear on 31 March, 30 June, 30 September and December 31 of each year (each a "payment date") in respect of the three month period ending on such date (each a "payment period"), beginning on 30 September 2003, in respect of the period from (and including) the date of issue of the Capital Securities, to (but excluding) such date;

	(3)	all of the provisions of the Company's capital securities set out in the Indenture, the corporate authorisation pursuant to Section 3.1, of the Indenture and the Form of Capital Security attached hereto as Exhibit 1 shall apply to the Capital Securities;

	(4)	the foregoing paragraphs 2 and 3 inclusive shall be the whole of the terms of issue of the Capital Securities determined by the Directors prior to issue thereof in accordance with the Underwriting Agreement, Pricing Agreement and the Indenture.

	(5)	the Dollar Preference Shares issued on exchange of Capital Securities shall constitute a separate series and the Dollar Preference Shares shall form a separate class of shares from the 7,000,000 Series D Non-cumulative Dollar Preference Shares issued on 14 September 1995, the 8,000,000 Series E Non-Cumulative Dollar Preference Shares issued an 16 October 1996, the 8,000,000 Series F Non-Cumulative Dollar Preference Shares issued on 26 March 1997, the 10,000,000 Series G Non-

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Cumulative Dollar Preference Shares issued on 12 February 1998, the 12,000,000 Series H Non-Cumulative Dollar Preference Shares issued on 8 February 1999, the 12,000,000 Series I Non-Cumulative Dollar Preference Shares issued on 30 July 1999, the 9,000,000 Series J Non- Cumulative Dollar Preference Shares issued on 30 September 1999 and the 16,000,000 Series K Non-Cumulative Dollar Preference Shares issued on 12 June 2001;?

(6)	the holders of the Dollar Preference Shares shall be entitled (subject to the terms of this Resolution) to a non-cumulative preferential dividend at a rate of US$1.4375 per annum for each Dollar Preference Share held payable in US Dollars in cash. Such dividend will be payable quarterly in arrear on, and to the holders on a record date 15 days prior to, 31 March, 30 June, 30 September and 31 December of each year (each a "dividend payment date") in respect of the three months period ending on such date (each a "dividend period");

(7)	all of the provisions set out in Article 4(D)(2)(b) (as supplemented and amended by Article 4(E)) of the Company's Articles of Association shall apply to the Dollar Preference Shares. It was noted that the provisions of Articles 4(D)(Z)(b)(viii) and (ix) of the Company's Articles of Association were part of the terms of issue of the Series D Non-cumulative Dollar Preference Shares issued on 14 September 1995, the Series E Non-Cumulative Dollar Preference Shares issued on 16 October 1996, the Series F Non-Cumulative Dollar Preference Shares issued on 26 March 1997, the Series G Non-Cumulative Dollar Preference Shares issued on 12 February 1998, the Series H Non-Cumulative Dollar Preference Shares issued on 8 February 1999, the Series I Non-Cumulative Dollar Preference Shares issued on 30 July 1999, the Series J Non-Cumulative Dollar Preference Shares issued on 30 September 1999 and the Series K Non-Cumulative Dollar Preference Shares issued on 12 June 2001, and that accordingly those provisions would affect the Dollar Preference Shares in the event of non-payment of dividend on the Series D, Series E, Series F, Series G, Series H, Series I, Series J or Series K Non-cumulative Dollar Preference Shares;

(8)	in addition to their rights under Article 4(D)(2)(e)(i) (as supplemented and amended by Article 4(E)) of the Company's Articles of Association the Dollar

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Preference Shares shall carry the right to attend at a General Meeting of the Company and to speak to or vote upon any Resolution proposed thereat in circumstances where the dividend stated to be payable on the Dollar Preference Shares in respect of the three most recent dividend periods has not been declared and paid in full, and such right shall continue until a dividend has thereafter been declared and paid thereon in full in respect of three successive dividend periods, but not otherwise, together with the right in accordance with the Statutes (as defined in the Company's Articles of Association) to seek to requisition a General Meeting of the Company in the circumstances and for the period specified in this paragraph (8);

(9)	whenever holders of Dollar Preference Shares are entitled to vote on a Resolution at a General Meeting of the Company, on a poll every such holder who is present in person or by proxy shall have one vote for each such share held subject to adjustment as hereinafter prescribed, Such adjustments as the Directors consider necessary to the number of votes to which each Dollar Preference Share is entitled shall be made by the Directors at the time of the occurrence of the event requiring such adjustment to reflect:

(i)	any capitalisation issue, consolidation, sub-division or reclassification of Ordinary Shares as a result of any distribution to the holders of Ordinary Shares of assets of the Company; and

(ii)	issues of Ordinary Shares or grants of rights or options to subscribe for Ordinary Shares at a discount to the market value of the Ordinary Shares on the business day preceding the date of issue or grant as the case may be, ascertained by reference to the middle market quotation derived from The London Stock Exchange Daily Official List for such preceding business day (subject to the exceptions listed below), in order to ensure as nearly as may be that the ratio which the number of vote(s) in a General Meeting to which the holder of a Dollar Preference Share would be entitled on a poll bears to the number of vote(s) to which the holder of an Ordinary Share is entitled in such circumstances will be the same but no higher after than it was before such event. The exceptions referred to above are:

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	(a)	rights issues at a discount of no more than 10 per cent of such market value of the Ordinary Shares;

	(b)	any issue or grant of such number of Ordinary Shares as represents no more than 1 per cent of the number of Ordinary Shares in issue from time to time for a consideration other than cash (in whole or in part), including, without limitation, for any purchase or acquisition of any shares or any other investments of any kind, or any business, undertaking or assets of any description, by the Company or any subsidiary;

(c)

issues or grants under the Company's Profit Sharing (Share Ownership) Scheme, Executive Share Option Scheme or Savings-related Share Option Scheme or any additional or successive or substitute schemes; and

	(d)	issues pursuant to the provisions of Article 143 of the Company's Articles of Association;

(10)	the special rights attached to the Dollar Preference Shares shall be deemed to be varied by the creation or issue of any New Shares (as defined in the Company's Articles of Association) (including the remaining 1,405,000 authorised but unissued Dollar Preference Shares created by an ordinary resolution of shareholders of the Company on 13 January 2000) ranking as regards participation in the profits or assets of the Company in some or all respects pari passu with such Dollar Preference Shares if the dividend stated to be payable on the Dollar Preference Shares on the dividend payment date immediately preceding such issue shall not have been paid in full, but, subject thereto, such special rights shall not be deemed to be varied by the creation or issue of any New Shares (including the remaining 1,405,000 authorised but unissued Dollar Preference Shares created by an ordinary resolution of shareholders of the Company on 13 January 2000) ranking as to participation in the profits or assets of the Company in or all respects pari

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passu with or after such Dollar Preference Shares; and

(11)	The foregoing paragraphs 5 to 11 inclusive shall be the whole of the terms of issue of the Dollar Preference Shares determined by the Directors prior to allotment thereof in accordance with the Company's Articles of Association.

(12)	The $ preference shares shall not be redeemed by the Company prior to the date falling five years and one day after the date of allotment, and accordingly the "Redemption Date" for the purposes of the $ preference shares shall be any day falling on or after that first mentioned date.

There was tabled a Pricing Agreement between the Company and the Representative, as representative of the Underwriters therein mentioned, providing for the purchase (i.e. subscription) price of the Capital Securities to be US$25 per Capital Security and for the underwriting commission per Capital Security to be US$0.7875. The terms of the Pricing Agreement were carefully considered and IT WAS RESOLVED THAT such terms be and they are hereby agreed AND THAT the Pricing Agreement in the form tabled be executed by any Director, the Secretary, the Deputy Secretary or any Assistant Secretary af the Company and delivered by the Company to the other parties thereto.

There was then tabled a draft Company Announcement/Press Release relating to the issue in the immediate future of the Capital Securities exchangeable into Dollar Preference Shares and, after due consideration, IT WAS RESOLVED THAT the Company Announcement/Press Release be and is hereby approved for release substantially in the form of the draft AND THAT any Director, the Secretary, the Deputy Secretary or any Assistant Secretary be and is hereby authorised to approve any amendments to the Company Announcement/Press Release.

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There being no further business, the Chairman declared the meeting closed.

Certified a true extract

/s/ Hew Campbell
Hew Campbell
Deputy Secretary

EXTRACT of MINUTE of Meeting of a Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc held at 42 St Andrew Square, Edinburgh on Monday, 23 June 2003

PRESENT	Mr F I Watt, Group Finance Director, in the Chair - In Edinburgh Mr N C McLuskie, Chief Executive, Retail Direct -in Edinburgh

IN ATTENDANCE	Mr H Campbell, Deputy Secretary - in Edinburgh

US$850 MILLION EXCHANGEABLE CAPITAL SECURITIES SERIES B (CLOSING)

The Chairman explained that the Committee had been constituted and the appropriate powers conferred upon it by resolution of a meeting of the Board of Directors held on 19 February 2003.

The Chairman advised that the purpose of the meeting was to carry out certain actions in connection with the closing (the "Closing") of the issue (the "Issue") of the US$850 million Exchangeable Capital Securities of US$25 principal amount each (the "Capital Securities") exchangeable into Category II Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company (the "Dollar Preference Shares") at a subscription price of US$25 per Dollar Preference Share.

It was noted that the Closing would take place by means of a meeting being held at the offices of Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG (the "Closing Meeting").

It was further noted that all transactions connected with the Closing would be deemed to take place simultaneously and that no delivery or payment made at the Closing Meeting would be considered to have been finally made until all action in connection with the Closing had been completed.

The following documents were tabled:-

(i)	an original underwriting agreement signed in counterpart dated 16 June 2003, (the "Underwriting Agreement") between, inter alia, the Company and Citigroup Global Markets Inc. et al., as

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representatives ("Representatives") of certain underwriters (the "Underwriters");

(ii)	an original pricing agreement signed in counterpart dated 16 June 2003 (the "Pricing Agreement") between the Company and the Representatives;

(iii)	a deposit agreement between inter alia the Company and The Bank of New York amended and restated as of 2 November 2001 in execution form (the "Deposit Agreement");

(iv)	an indenture between the Company and The Bank of New York (the "Trustee") in execution form (the "Indenture");

(v)	a Letter of Representations between the Company and The Depositary Trust Company in execution form;

(vi)	a copy of a certificate of the Secretary of the Company to be given in connection with the Closing, with attachments (the "Certificate of Secretary"');

(vii)	a copy of an order from the Company to the Trustee, requesting the Trustee to authenticate the Global Capital Security and deliver it to The Bank of New York;

(viii)	a copy of the Global Capital Security ;

(ix)	a form of certificate to be given by an Executive Director of the Company pursuant to Section 7(e) of the Underwriting Agreement, (the "Section 7(e) Certificate");

(x)	a Corporate Authorisation of the Company pursuant to Section 3.01 of the Indenture (the "Corporate Authorisation"); and

(xi)	a final draft of a press release in connection with the Issue (the "Press Release").

It was noted that, under the Underwriting Agreement, the Company had agreed to issue the Capital Securities to, or at the direction of, the Underwriters at an issue price set out in the Pricing Agreement of US$25.00 per Capital Security (the "Purchase Price"), subject to the terms and conditions set out in the Underwriting Agreement including the payment to the Underwriters by the Company of total underwriting commissions ("the Underwriting Commissions") of US$22,750,718.75. Payment to the

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Company of the Purchase Price (less the Underwriting Commissions) would be made by wire transfer of immediately available funds, to the account of the Company in New York in an aggregate amount of US$827,249,281.25.

It was noted that the Indenture provided for the appointment of The Bank of New York as Trustee for the holders of the Capital Securities.

It was noted that the Deposit Agreement provided for the appointment of The Bank of New York as depositary and for the deposit of the Dollar Preference Shares with the Depositary in New York or with the principal London office of the Depositary, in respect of American Depositary Shares ("ADSs") representing the Dollar Preference Shares and for the execution and delivery by the Depositary of American Depositary Receipts ("ADRs") evidencing such ADSs.

Careful consideration was given to each of the documents tabled and IT WAS RESOLVED:

(1)	THAT each of the following documents be, and it hereby is, approved:

	(i)	the Pricing Agreement;
	(ii)	the Indenture;
	(iii)	the Corporate Authorisation;
	(iv)	the Certificate of Secretary; and
	(v)	the Section 7(e) Certificate;

AND THAT any Director, the Secretary, the Deputy Secretary or any Assistant Secretary of the Company be, and they hereby are, authorised and instructed to execute and deliver such documents on behalf of the Company;

(2)	THAT each of the following documents be, and it hereby is, approved:

	(i)	the forms of the Global Capital Security; and

	(ii)	the Press Release;

(3)	THAT each of the Certificate of Secretary and the Section 7(e) Certificate be delivered to the Representative at the Closing Meeting;

(4)	THAT certain further documents requested by the Representatives be delivered to them, namely one

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(1) certified copy and six (6) copies of such certified copy of each of:

(i) the Company's Memorandum and the Articles of Association (together the "Memorandum and Articles of Association"), as amended;

(ii) each certificate of incorporation of the Company;

The Deputy Secretary was instructed to arrange for the filing with the Registrar of Companies of all necessary returns consequent upon the business dealt with at the meeting.

There being no further business, the Chairman declared the meeting closed.

Certified a true extract

/s/ Alan W. McKean
Alan W. McKean
Assistant Secretary

CORPORATE AUTHORIZATION
June 23, 2003

     WHEREAS the Board of Directors of The Royal Bank of Scotland Group plc (the “Company”) has heretofore authorized on June 13, 2003, June 16, 2003 and June 23, 2003: (i) the offering of a maximum of $850,000,000 in aggregate principal amount of the Company’s Exchangeable Capital Securities, Series B (the “Capital Securities”), and (ii) any Director, the Secretary, Deputy Secretary and any Assistant Secretary (each, an “Authorized Officer”) to determine further the terms and conditions of such offering;

     NOW, THEREFORE, it is

     RESOLVED, that the Capital Securities shall have the following terms:

     1.     The title of the Capital Securities shall be “Exchangeable Capital Securities, Series B”.

     2.     The aggregate principal amount of the Capital Securities that may be authenticated and delivered under the Indenture dated as of August 20, 2001 (the “Indenture”) between the Company and The Bank of New York, as trustee (the “Trustee”), shall not initially exceed $850,000,000 (except as otherwise provided in the Indenture).

     3.     The Capital Securities are perpetual securities and have no maturity date.

     4.     The Capital Securities shall be issued in global registered form on June 23, 2003 and shall bear interest from (and including) that date at an annual rate of 5.75%, payable quarterly in arrears on each March 31, June 30, September 30 and December 31, commencing September 30, 2003 (each, a “Payment Date”). Interest payments (“Payments”) shall accrue on the Capital Securities from day to day from June 23, 2003 until the principal amount hereof is paid or made available for payment.

     Payments on the Capital Securities shall be calculated on the basis of a 360-day year divided into twelve months of 30 days each and, in the case of an incomplete month, on the basis of the actual number of days elapsed in such period. The period beginning on June 23, 2003 up to but excluding the first Payment Date and each successive period from and including a Payment Date up to but excluding the next succeeding Payment Date is a “Payment Period”. A “Business Day” is a day on which banks are open for business and on which foreign exchange dealings may be conducted in dollars in The City of New York and London.

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     The Regular Record Dates for the Capital Securities will be the fifteenth day, whether or not a Business Day, preceding the relevant Payment Date.

     The Company may elect not to make any Payment and any such failure to pay will not constitute a default by the Company for any purpose.

     Missed Payments may, at the option of the Company, be paid in whole or in part at any time on not less than 14 days’ notice to the Trustee, but all Missed Payments on all of the outstanding Capital Securities shall become due and payable in full upon the occurrence of an Event of Default or (subject to satisfaction of the Solvency Condition) a Default (in each case as defined in the Indenture).

     5.     No premium, upon redemption or otherwise, shall be payable by the Company on the Capital Securities.

     6.     The principal amount of, and any interest on, any Capital Securities shall be paid to the Holder through The Bank of New York, a paying agent of the Company situated outside the United Kingdom and having offices in the Borough of Manhattan, The City of New York.

     7.     The Capital Securities shall be redeemable as provided in Section 11.08 of the Indenture and, subject to the Solvency Condition and compliance with Applicable Banking Regulations, the Capital Securities shall be redeemable as otherwise provided in Article 11 of the Indenture at the option of the Company in whole or in part (provided that any partial redemption shall be in an aggregate principal amount of at least $100 million or integral multiples of $50 million in excess thereof and that the aggregate principal amount of Capital Securities remaining outstanding after any partial redemption is not less than $100 million) on June 23, 2008 and on any Payment Date thereafter at a redemption price equal to 100% of the principal amount, together with accrued but unpaid Payments and all Missed Payments, if any, to the Redemption Date. In connection with any redemption of Capital Securities pursuant to Section 11.08 of the Indenture, the date referenced therein shall be June 23, 2003.

     “Applicable Banking Regulations” means, at any time, the capital adequacy regulations then in effect of the U.K. Financial Services Authority or other regulatory authority of the United Kingdom having primary bank supervisory authority with respect to the activities of the Company.

     8.     Other than with respect to any redemption of the Capital Securities pursuant to Section 11.08 of the Indenture and as described in paragraph 7 above, the Company shall have no obligation under any circumstances to redeem or purchase the Capital Securities pursuant to any sinking fund or analogous provision or at the option of any Holder.

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     9.     Additional Amounts are payable pursuant to Section 10.04 of the Indenture except that subparagraph (v) thereof is replaced with the following text “the withholding or deduction is imposed on a payment to or for the benefit of an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the proposal for a Directive presented by the EU Commission on December 13, 2001 or any law implementing or complying with, or introduced in order to conform to, such directive;”.

     10.     The Capital Securities are convertible (conversion being referred to as an “exchange”) at the option of the Company pursuant to Article 13 of the Indenture. On any Payment Date, the Capital Securities may be exchanged, in whole or in part (provided that any partial exchange shall be for an aggregate principal amount of at least $100 million or integral multiples of $50 million in excess thereof and that the aggregate principal amount of Capital Securities remaining outstanding after any partial exchange shall not be less than $100 million) at the option of the Company into Dollar Preference Shares of a series to be designated by the Company’s Board of Directors (or a committee thereof) and having the rights, including dividend rights, voting rights, redemption provisions and other rights, preferences, privileges, limitations and restrictions, as are set forth in the resolutions adopted by the Company’s Board of Directors (or a committee thereof) relating to the Capital Securities, subject to the conditions stated in the Indenture and in the form of the Capital Security as set forth on Exhibit A hereto. On the Exchange Date, each $25 principal amount of Capital Security subject to exchange shall be exchanged for one Dollar Preference Share.

     Subject to the conditions set forth in the Indenture and the form of the Capital Security as set forth on Exhibit A hereto, the Company will effect an exchange by redeeming the Capital Securities being exchanged for their principal amount and immediately applying such amount to subscribe for the applicable number of Dollar Preference Shares being issued to the Holders. Investors in the Capital Securities will be deemed to have irrevocably authorized and instructed the Company immediately to apply the redemption amounts payable in connection with the exchange in satisfaction in cash of the applicable subscription amount of the Dollar Preference Shares being issued upon such exchange.

     11.     The Capital Securities will be issued in the form of one or more global securities in registered form, without coupons attached, and the initial Holder with respect to each such global security shall be Cede & Co. as nominee of The Depository Trust Company.

     12.     The Company shall make the following additional covenants with respect to the Capital Securities:

     The Company agrees not to issue any preference shares or any other Tier 1-qualifying instruments ranking senior to the Dollar Preference Shares to be

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issued upon exchange of the Capital Securities or give any guarantee or support undertaking in respect of any Tier 1-qualifying instruments ranking senior to the such Dollar Preference Shares, unless the Company alters the terms of such Dollar Preference Shares so that they rank equally with any such preference shares, such other Tier 1-qualifying instruments, or such guarantee or support undertaking.

     In the event of an exchange pursuant to Article 13 of the Indenture, the Company will make all reasonable efforts to obtain a listing of the Dollar Preference Shares (in the form of American Depositary Shares evidenced by American Depositary Receipts) on the New York Stock Exchange or a similar recognized exchange.

     13.     The form of the Capital Security as set forth as Exhibit A is hereby approved.

     All terms used in this resolution and defined in the Indenture shall have the meanings assigned to them in the Indenture unless otherwise defined herein.

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     I, Hew Campbell, in my capacity as Deputy Secretary of The Royal Bank of Scotland Group plc, hereby certify that the resolutions set forth above (i) have been duly adopted by the Board of Directors or an authorized committee thereof of The Royal Bank of Scotland Group plc and (ii) are in full force and effect as of the date hereof.

Signed:	/s/ Hew Campbell

Name:	Hew Campbell
Title:	Deputy Secretary

Date: June 23, 2003

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MINUTES of Meeting of a Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc held by telephone between The Younger Building The Gyle Edinburgh and 42 St Andrew Square Edinburgh on Monday, 16 August 2004

PRESENT	Mr F I Watt, Group Finance Director – in the Chair
Mr N C McLuskie, Chairman, Retail Direct

IN ATTENDANCE	Mr H Campbell, Deputy Secretary

APPROVAL OF EXCHANGE OF US$850,000,000 5.75% EXCHANGEABLE CAPITAL SECURITIES, SERIES B INTO CATEGORY II NON- CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES L	The Committee had been appointed at the Board meeting held on 11 February 2004 as a Committee of the Board of Directors with the authority to approve, inter alia, the terms of issue by the Company of preference shares, capital securities or loan capital (up to £10 billion in aggregate (or a foreign currency equivalent thereof at the time of issue)), such approval to expire on 31 March 2005.

Mr Campbell advised that the purpose of the meeting was to approve and carry out certain actions in connection with the exchange (the “Exchange”) in whole of the US$850,000,000 5.75% Exchangeable Capital Securities, Series B (the “Securities”) issued by the Company on 23 June 2003 into Category II Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company, to be designated by the Company as Series L (the “Series L Preference Shares”). It was further noted that such Series L Preference Shares were to be represented by and listed in the form of American Depositary Shares evidenced by American Depositary Receipts on the New York Stock Exchange.

The following documents were tabled in connection with the Issue:

(a) an executed copy of an indenture dated as of 20 August 2001 (the “Indenture”) in respect of issues by the Company of capital securities and entered into between the Company and The Bank of New York, as trustee (the “Trustee”);

(b) Minutes of meetings of a Committee of the Board of Directors of the Company in relation to the issue of the Securities, dated 13 June 2003, 16 June 2003 and (two sets of resolutions) 23 June 2003 (together, the “Minutes”);

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(c)	the Prospectus Supplement dated 16 June 2003 relating to the Securities and the accompanying Prospectus dated 12 May 2003;

(d)	the form of notice of exchange (the “Notice of Exchange”) to be delivered to the Trustee pursuant to Article 13 of the Indenture; and

(e)	the form of Officer’s Certificate to be dated the date of the Notice of Exchange and to be delivered to the Trustee together therewith (the “Notice Officer’s Certificate”).

It was noted that the Securities are exchangeable at the option of the Company pursuant to Article 13 of the Indenture. On any Payment Date (as defined in the Indenture), the Securities may be exchanged in whole or in part at the option of the Company into a designated series of non-cumulative dollar preference shares, nominal value of US$0.01 each, of the Company (“Dollar Preference Shares”), of a series to be designated by the Company’s Board of Directors or a committee thereof and having the rights, preferences, privileges, limitations and restrictions as are set forth in the resolutions contained in the Minutes (and in connection therewith it was noted that the provisions of Article 4(E)(2)(g) of the Company’s Articles of Association would not apply to the Series L Preference Shares), subject to the conditions stated in the Indenture and in the form of the Capital Security as set forth in Exhibit A to the Indenture. On the date fixed for Exchange (the “Exchange Date”), each US$25 principal amount of Security subject to exchange shall be exchanged for one Dollar Preference Share.

Careful consideration was given to each of the documents tabled and IT WAS RESOLVED:

(i)	THAT the Exchange, in accordance with the terms of the Indenture and the resolutions contained in the Minutes be, and it hereby is, approved;

(ii)	THAT the Dollar Preference Shares to be delivered on Exchange be and hereby are designated as the Series L Preference Shares;

(iii)	THAT the Series L Preference Shares shall be delivered to the ADR Depositary (as defined in the Indenture) in the form of a single share warrant to bearer representing all of the Series L Preference Shares, in accordance with Section 13.06 of the Indenture;

(iv)	THAT the Exchange Date shall be the Payment

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Date falling on 30 September 2004;

(v) THAT each of the Notice of Exchange and the Notice Officer’s Certificate be and is hereby approved; and

(vi) THAT the any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any attorney of the Company in terms of the Power of Attorney dated 29 October 2003 and registered in the Books of Council and Sessions in Edinburgh on 7 November 2003 (an "Attorney"), be, and they hereby are, authorised and instructed in the name and on behalf of the Company to take any action or execute and deliver any and all documents reasonably necessary to effect the Exchange on behalf of the Company, including (but not limited to) the delivery to the Trustee of the Notice of Exchange (and accompanying Notice Officer’s Certificate, such certificate to be executed by an officer of the Company as required by the Indenture) in accordance with Article 13 of the Indenture and the delivery to the Trustee on or about the Exchange Date of any instructions, orders and certificates necessary or advisable to effect the Exchange AND THAT any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised to approve such amendments to such documents as they may consider necessary or expedient.

There being no further business the Chairman declared the meeting closed.

Certified a true extract.

/s/ Hew Campbell

Hew Campbell Deputy Secretary

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MINUTES of Meeting of a Committee of the Board of Directors of THE ROYAL BANK OF SCOTLAND GROUP plc held by telephone between 42 St Andrew Square and Prestonfield House, Edinburgh and 44 Strand, London on Thursday, 30 September 2004

PRESENT	Mr F I Watt, Group Finance Director, in the Chair Mr G F Pell, Chairman, Retail Banking and Wealth Management

IN ATTENDANCE	Mr Hew Campbell, Deputy Secretary - in Edinburgh

APPROVAL OF COMPLETION OF EXCHANGE OF US$850,000,000 5.75% EXCHANGEABLE CAPITAL SECURITIES, SERIES B INTO CATEGORY II NON-CUMULATIVE DOLLAR PREFERENCE SHARES, SERIES L	The Committee had been appointed at the Board meeting held on 11 February 2004 as a Committee of the Board of Directors with authority to approve, inter alia, the terms of issue by the Company of preference shares, capital securities or loan capital up to £10 billion in aggregate (or a foreign currency equivalent thereof), such approval to expire on 31 March 2005.

Mr Campbell advised that the purpose of the meeting was to approve and carry out certain actions in connection with the mechanics and completion (the “Completion”) of the exchange (the “Exchange”) on 30 September 2004 (the “Exchange Date”) in whole of the US$850,000,000 5.75% Exchangeable Capital Securities, Series B, CUSIP No. 780097 81 2 (the “Securities”) issued by the Company on 23 June 2003 into 34,000,000 Category II Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company, each with a liquidation preference of US$25.00, designated by the Company as Series L (the “Series L Preference Shares”).

It was noted that on 16 August 2004 the Committee had approved the Exchange pursuant to Section 3.01 of the indenture (the “Indenture”) entered into between the Company and The Bank of New York, as trustee (the “Trustee”) dated as of 20 August 2001 in respect of issues by the Company of capital securities, the form of notice of exchange to be delivered to the Trustee pursuant to Article 13 of the Indenture and the form of officer’s certificate to be dated the date of such notice and to be delivered to the Trustee together therewith. The Company delivered notice of the Exchange to the Trustee on 13 August 2004 and 18 August 2004 and the Trustee sent notice to the holders of the Securities on 19 August 2004.

It was further noted that the Series L Preference Shares were to be represented by and listed in the form of American Depositary Shares evidenced by American Depositary Receipts on the New York Stock Exchange. Mr Campbell reported that preliminary applications for the listing of the Series L Preference Shares and related American Depositary Shares had been made to the New York Stock Exchange on 17 September 2004.

It was noted that, in relation to the Issue, the Completion would take place by means of a meeting being held at the offices of Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG. It was further noted that all transactions connected with the Completion of the Issue would be deemed to take place simultaneously and that no delivery or payment would be considered to have been finally made until all actions in connection with the Completion of the Issue have been carried out.

The following documents were tabled in connection with the Issue:

(a)	form of Officer’s Certificate to be dated as of the Exchange Date and to be delivered to the Trustee pursuant to Section 1.02 and Article 13 of the Indenture (the “Exchange Officer’s Certificate”);

(b)	the Indenture;

(c)	a deposit agreement (the “Deposit Agreement”) between, inter alia, the Company and The Bank of New York, as depositary (the “ADR Depositary”) dated as of 17 August 1992, as amended and restated as of 8 February 1999, and as further amended and restated as of 2 November 2001;

(d)	an agreement (the “Nominee Agreement”) between the Company and RBS Shelf Nominees Limited (the “Nominee”) dated 16 October 1996 under which the Company may from time to time issue Non-cumulative Dollar Preference Shares of US$0.01 each in the capital of the Company (“Preference Shares”) to the Nominee pursuant to the obligations of the Company in respect of issues made by it under any US Registration Statement and under which the Nominee would hold Preference Shares in registered or bearer form to the order of, and as Nominee for, the Company in accordance with the Nominee Agreement;

(e)	a letter from the Company to the Nominee (the “Warrant Direction”) to be dated 30 September 2004 pursuant to the Nominee Agreement directing the Nominee that, following the delivery to the Nominee by the Company of a share warrant to bearer (the “Share Warrant”) in respect of the Series L Preference Shares, the Nominee deliver the Share Warrant to the ADR Depositary;

(f)	a letter from the Company to the ADR Depositary (the “Depositary Direction”) to be dated 29 September 2004 directing the ADR Depositary to issue American Depositary Receipts (“ADRs”) evidencing an aggregate of 34,000,000 Series L American Depositary Shares (“ADSs”) upon deposit of the Share Warrant, to be issued, signed and registered in the name of Cede & Co. and delivered to The Depositary Trust Company for credit to participants;

(g)	a copy of the Share Warrant in respect of the Series L Preference Shares;

(h)	a certified true extract of the resolutions in relation to the issue of the Securities passed at meetings of the Committee held on 13 June 2003, 16 June

2003 and (two sets of resolutions) 23 June 2003 which determined and contained (in conjunction with the Company’s Articles) the terms of issue of the Series L Preference Shares (the “Terms of Issue Resolutions”) and a certified true extract of the resolutions passed at a meeting of the Committee approving the Exchange on 16 August 2004; and

(i)	form of Secretary’s Certificate to be dated the Exchange Date and to be delivered to the Trustee (the “Secretary’s Certificate”)

It was noted that, under the Indenture, the Company had (i) agreed to take all corporate and other action which may be necessary in order that it may validly and legally issue Preference Shares upon each exchange of Outstanding Capital Securities (as defined in the Indenture) and (ii) covenanted that the Preference Shares will when issued upon such exchange be duly authorised and validly issued, fully paid and not subject to calls for further funds.

It was noted that the Exchange is to be effected by redeeming the Securities for their principal amount and immediately applying such amount to subscribe for the Series L Preference Shares. It was noted that upon the terms of the issue of the Securities, investors were deemed to have irrevocably authorised and instructed the Company immediately to apply the redemption amounts payable in connection with an exchange of the Securities in satisfaction in cash of the applicable subscription amount of the Series L Preference Shares.

It was noted that the Deposit Agreement provided for the appointment of The Bank of New York as the ADR Depositary and for the deposit of the Series L Preference Shares with the ADR Depositary in New York or with the principal London office of the ADR Depositary, in respect of ADSs representing the Series L Preference Shares and for the execution and delivery by the Depositary of ADRs evidencing such ADSs.

Careful consideration was given to each of the documents tabled and IT WAS RESOLVED:

(i)	THAT the Series L Preference Shares be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(ii)	THAT the Series L Preference Shares and related ADSs be listed on the New York Stock Exchange;

(iii)	THAT any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any attorney of the Company in terms of the Power of Attorney dated 29 October 2003 and registered in the Books of Council and Session in Edinburgh on 7 November 2003 (an “Attorney”) be, and each of them hereby is, authorised to sign in the name and on behalf of the Company and to cause to be filed with the SEC a Registration Statement on Form 8-A for the registration under the Exchange Act of the Series L Preference Shares and the ADSs representing the Series L Preference Shares ;

(iv)	THAT any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised to prepare, execute and file with the New York Stock Exchange a listing application (in both preliminary and final form) for the purpose of listing the Series L Preference Shares and the related ADSs on the New York Stock Exchange, and to execute and deliver in the name and on behalf of the Company a Listing Agreement with the New York Stock Exchange and such other agreements, certificates and instruments as the Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary or any Attorney, so acting shall approve for the purpose of the listing of the Series L Preference Shares and related ADSs on the New York Stock Exchange, such approval being conclusively evidenced by the execution and delivery thereof;

(v)	THAT any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed in the name and on behalf of the Company to take any and all action which they may deem necessary or advisable in order to effect the registration of part or all of the Series L Preference Shares of the Company for offer and sale under the securities laws of the US, and in connection therewith to execute, acknowledge, verify, deliver, file and publish all such documents as may be required under such laws, and to take any and all further action which they may deem necessary or advisable in order to maintain any such registration for as long as they deem to be in the best interests of the Company;

(vi)	THAT any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney, be, and each of them hereby is, authorised and directed to take such other action and to execute and deliver any and all such documents as he deems necessary or advisable and/or incidental (including the execution of additional documentation) to carry into effect the foregoing resolutions and to effect the Exchange and the registration, issuance and sale of the Series L Preference Shares and related ADSs.

(vii)	THAT the Exchange Officer’s Certificate be, and it hereby is, approved AND THAT the Deputy Secretary be, and the Deputy Secretary hereby is, authorised and instructed to execute and deliver the Exchange Officer’s Certificate on behalf of the Company;

(viii)	THAT each of the following documents be, and it hereby is, approved:

	(1)	the Warrant Direction;

	(2)	the Depositary Direction;

	(3)	the Secretary’s Certificate; and

	(4)	the Share Warrant.

AND THAT any Director, the Secretary, the Capital Raising Director, the Deputy Secretary or any Assistant Secretary of the Company, or any Attorney be, and they hereby are, authorised and instructed to execute and deliver such documents on behalf of the Company;

(ix)	THAT the Series L Preference Shares, having a first non-cumulative preferential dividend on 31 December 2004 and having the rights, preferences, privileges, limitations and restrictions as are set forth in the Terms of Issue Resolutions (and in connection therewith it was noted that the provisions of Article 4(E)(2)(g) of the Company’s Articles of Association would not apply to the Series L Preference Shares), subject to the conditions stated in the Indenture, be allotted and issued, unconditionally to the Nominee in accordance with the Indenture, the Nominee Agreement, the Memorandum and Articles of Association of the Company and the Terms of Issue Resolutions, and THAT the Secretary be, and he hereby is, instructed to arrange for the name and address of the Nominee to be entered forthwith in the Company’s register of holders of Category II Non-cumulative Dollar Preference Shares (the “Category II DPS Register”) and THAT subsequent to such action, the procedures described in paragraph (x) below be carried out and that the Series L Preference Shares be credited as fully paid as to both nominal value and any premium by virtue of the cancellation of the debt (to be effected by redeeming the Securities for their principal amount and immediately applying such amount to subscribe for the Series

L Preference Shares in the manner noted earlier) owed by the Company under the terms of the Securities;

(x)	THAT, subject to the registration of the Nominee as the holder of the Series L Preference Shares as described in (ix) above, in accordance with the Company’s Articles, a share warrant to bearer in the form of the Share Warrant be issued to the Nominee in respect of the Series L Preference Shares registered in the name of the Nominee; and THAT any Director of the Company and the Secretary be, and they hereby are, authorised and instructed to execute the Share Warrant on behalf of the Company and affix the common seal of the Company thereto; and thereupon for the Nominee’s name and address to be deleted from the Category II DPS Register and for the following particulars to be entered therein, namely:

(1) the fact of issue of the Share Warrant;

(2) a statement of the Series L Preference Shares included in the Share Warrant, distinguishing each Series L Preference Share by its serial number; and

(3) the date of issue of the Share Warrant;

(xi)	THAT following the entry of new particulars in the Category II DPS Register, the Secretary of the Company be, and he hereby is, authorised and instructed to arrange for the Share Warrant bearing the common seal of the Company to be delivered to the Nominee, and the Nominee be directed to deliver the Share Warrant to the ADR Depositary pursuant to the Nominee Agreement in accordance with the Warrant Direction;

(xii)	THAT the ADR Depositary be instructed to issue the ADRs evidencing the ADSs representing the Series L Preference Shares pursuant to the Depositary Direction;

(xiii)	THAT the Secretary be instructed to arrange for the filing with the Registrar of Companies and/or the SEC of all necessary returns consequent upon the business dealt with at the meeting; and

(xiv)	THAT any and all actions necessary or advisable to effect the foregoing are hereby authorised.

It was noted that remaining capacity under the Shelf Registration Statement remained at US$675,000,000 after taking into account this issue.

There being no further business, the Chairman declared the meeting closed.

Certified a true extract.

Hew Campbell
Deputy Secretary

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:	/s/ Hew Campbell

Name:	Hew Campbell
Title:	Deputy Secretary

Date: September 28, 2004